UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2025

Commission File No.: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into an ATM Agreement

On September 19, 2025, Purple Biotech Ltd. (the “Company”) entered into an “At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company may offer and sell American Depositary Shares (“ADSs”), each representing two hundred (200) of its ordinary shares, no par value (the “Shares”), from time to time, through Wainwright acting as agent. The offer and sale of the ADSs that may be sold pursuant to the ATM Agreement will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333- 268710), as supplemented by the prospectus supplement dated September 19, 2025, relating to the sale of the ADSs. Pursuant to the prospectus supplement, the Company may offer and sell ADSs having an aggregate offering price of up to $2,300,000.

Termination of the Jefferies ATM Agreement

Effective as of September 18, 2025, the Company terminated the Open Market Sale Agreement entered into with Jefferies LLC in June 2021, for the offer and sale, from time to time, of ADSs through an “at-the-market” equity offering program (the “Jefferies ATM Program”) and pursuant to a prospectus dated May 22, 2023, as supplemented by prospectus supplements, dated October 17, 2023, and January 6, 2025. We sold an aggregate of 983,317 ADSs for aggregate gross proceeds of $7,729,691, at an average price of $7.86 per ADS pursuant to the Jefferies ATM Program.

Attached hereto and incorporated by reference in this Report on Form 6-K are the following exhibits:

Exhibit 1.1:	At The Market Offering Agreement, dated September 19, 2025, between the Company and Wainwright.
Exhibit 5.1:	Opinion of FISCHER (FBC & Co.).
Exhibit 5.2:	Opinion of Haynes and Boone, LLP.
Exhibit 23.1:	Consent of Opinion of FISCHER (FBC & Co.) (included in Exhibit 5.1).
Exhibit 23.2:	Consent of Haynes and Boone, LLP (included in Exhibit 5.2).

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107), the Registrant’s Registration Statement on Form F-3, originally filed with the Securities and Exchange Commission on December 7, 2022 (Registration file number 333-268710), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769), and the Registrant’s Registration Statement on Form F-3, originally filed with the Securities and Exchange Commission on May 17, 2023 (Registration file number 333-268710), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURPLE BIOTECH LTD.
(the “Registrant”)

Date: September 19, 2025	By:	/s/ Gil Efron
	Name:	Gil Efron
	Title:	Chief Executive Officer

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